Filed by Viasystems Group, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 (the “Securities Act”) and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Viasystems Group, Inc.
Securities Act File No.: 005-60237

[Viasystems Investor Presentation]
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Viasystems and Merix Agree to Merge:
Creating a Leader in the Printed Circuit Board Industry
October 2009

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I. Transaction Summary
II. Investment Highlights
III. Financial Highlights
Table of Contents

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Introduction to Attendees
▪ Viasystems Experience
 – CEO of Viasystems since 2001
 – CFO of Viasystems 1996 - 2001
▪ Previous Experience
 – Berg Electronics (SVP and CFO)
 – International Wire Group (CEO and President)
 – Crain Industries (SVP and CFO)
 – Thermadyne Industries (SVP and CFO)
▪ Associated with Hicks, Muse, Tate & Furst and
 HM Capital since 1987
▪ Merix Experience
 – CEO and President since 2007
▪ Previous Experience
 – Components Business Unit of Flextronics (President)
 – ZiLOG Corporation (President)
David Sindelar
Chief Executive Officer
Viasystems
Mike Burger
Chief Executive Officer
Merix
▪ Merix Experience
 – Executive Vice President of Finance since 2007
 – CFO since 2006
▪ Previous Experience
 – Asset and Operational Integration of Schnitzer Steel Industries
 Inc. (Vice President and Acting Chief Financial Officer)
 – Schnitzer Steel Industries Inc. (Vice President and Corporate
 Controller )
▪ Viasystems Experience
 – CFO of Viasystems since 2005
 – SVP of Viasystems Supply Chain 2003 - 2005
 – SVP of Viasystems Europe 1999 - 2003
▪ Previous Experience
 – Berg Electronics (VP and Corporate Controller)
 – Arthur Andersen LLP (Senior Manager)
▪ Associated with Hicks, Muse, Tate & Furst and
 HM Capital since 1995
Kelly Lang
Chief Financial Officer
Merix
Jerry Sax
Chief Financial Officer
Viasystems

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I. Transaction Summary

Merix Note Holders 7.0%
Merix Equity Holders 12.5%
Viasystems Equity Holders 80.5%

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▪ Viasystems to combine with Merix
▪ Merix will become a wholly owned subsidiary of
 Viasystems
▪ Each Merix share will be exchanged for approx. 0.11
 newly issued Viasystems shares, subject to adjustment,
 that will be registered and publicly traded on the
 NASDAQ at closing
▪ Consideration to Merix Equity holders: 12.5% of pro
 forma equity ownership
▪ Consideration to consenting Merix Note holders:
 $35mm in cash and 7.0% of pro forma equity ownership
▪ 98% of the Note holders have already consented to
 exchange their notes based on terms above
▪ Transaction is subject to customary regulatory
 approvals and the vote of Merix’ shareholders
▪ Majority owners: HM Capital, GSC Partners
Transaction Summary
Pro Forma Ownership
Key Transaction Terms
Total Shares Outstanding: 20mm

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Merix
Viasystems
Combined
Corporate
Headquarters
Employees
LTM Revenue
LTM Adj. EBITDA
Key Customers
End Markets
Manufacturing
Facilities

▪ Beaverton, OR
▪ 3,000
▪ $254mm
▪ $5mm
▪ Cisco, Motorola, TRW, Bosch,
 Visteon, Tellabs, Harris,
 Autoliv, Rockwell
▪ Automotive, Telecom,
 Industrial & Instrumentation,
 Computer / Datacom,
 Defense / Aerospace
▪ 0.7mm sq. ft
▪ St. Louis, MO
▪ 10,000+
▪ $588mm
▪ $63mm
▪ Alcatel-Lucent, Continental,
 Bosch, GE, Delphi, Rockwell,
 Ericsson, EMC, Huawei
▪ Automotive, Telecom,
 Industrial & Instrumentation,
 Computer / Datacom
▪ 4.0mm sq. ft
▪ St. Louis, MO
▪ ~13,000
▪ $842mm (Excl. Synergies)
▪ $68mm (Excl. Synergies)
▪ Alcatel-Lucent, Continental,
 Bosch, GE, Delphi, TRW,
 Cisco, Motorola, Rockwell
▪ Automotive, Telecom,
 Industrial & Instrumentation,
 Computer / Datacom,
 Defense / Aerospace
▪ ~4.7mm sq ft with 90+% in
 China
Note: LTM figures for Merix and Viasystems are as of 8/29/09 and 6/30/09, respectively.
Snapshot of Combined Company

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II. Investment Highlights

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Investment Highlights
▪ Technology leader in PCB and E-M Solutions
Merger Creates Leader in Printed
Circuit Board Industry
Combination of US Prototyping and
Leading Volume Capabilities in China
▪ Leader in US prototyping and volume production in China
▪ ~4.7mm sq ft with 90+% in China
Serves Blue Chip Customers in Diverse
Markets
▪ Balanced portfolio of end markets
▪ Only one customer >10% of 2008 revenue
Leading Technical Capabilities
in Key Geographies
▪ Strong quick-turn prototyping capabilities
▪ 24-50 layer count PCBs in volume in US and China
Strong Management Team
▪ CEO with 17 years of leadership experience
▪ Leadership team with average of 14 years at Merix/Viasystems
Stronger Balance Sheet
▪ $40mm cash, up to $94mm undrawn revolver
▪ $215mm of debt (2.0x net debt/ LTM EBITDA incl. synergies)
Attractive Financial Profile
▪ $20mm annual cost synergies expected
▪ Potential for revenue synergies from cross-selling

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Merger Creates Leader
in the PCB Industry
▪ Best-in-class China volume PCB operations
▪ Strong Electro-Mechanical Solutions business
▪ US prototyping capability
▪ Aerospace and Defense market opportunity
▪ PCB technology industry leader in the front-end prototyping and leading volume capabilities
▪ Full life-cycle relationships: quick-turn to volume
▪ 4.7mm square feet of production facilities, with 90% of combined footprint in China
▪ Stronger balance sheet
▪ Significant synergies
  Viasystems + Merix +  Annualized Synergies = PF Combined
▪ LTM Revenue:  $588  $254   $--   $842
▪ LTM Adj. EBITDA:  63  5   20   88
Combined
Viasystems
Merix
Source: Viasystems and Merix management estimates
Note: Annualized synergies represent run-rate synergies. LTM figures for Merix and Viasystems are as of 8/29/09 and 6/30/09, respectively
($ in millions)

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Combination of US Prototyping and
Leading Volume Capabilities in China
St. Louis, MO-HQ
China
Guangzhou
Zhongshan
Shanghai
Shenzhen
Qingdao
Mexico
Juarez
Richmond, VA
PCB and E-M Solutions
Technical Support
Netherlands
PCB Sales and Technical Support
Shanghai
E-M Solutions Design
and Technical Support
Hong Kong-Asia Pacific HQ
Sales Support Center
United Kingdom
Sales Support Center
& E-M Solutions Technical Support
Singapore
Sales Support Center
Forest Grove, OR
Manufacturing Facility
Sales Support Center
San Jose, CA
Manufacturing Facility
Sales Support Center
Ireland
Sales Support Center
Germany
Sales Support Center
Korea
Sales Support Center
Japan
Sales Support Center
Malaysia
Sales Support Center
Support and Sales
Manufacturing
Headquarters
Huiyang
Huizhou

VIASYSTEMS merix

Viasystems

Alcatel·Lucent
Continental
BOSCH
GE
DELPHI
Rockwell
ERICSSON TAKING YOU FORWARD
EMC
HUAWEI
tellabs

CISCO
MOTOROLA
TRW
BOSCH
Visteon
tellabs
HARRIS
Autoliv
LEAR CORPORATION
ciena : the network specialist

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Merix

Serves Blue Chip Customers in Diverse
Markets

Combined

Top 10 as a % of ‘08 Rev.	73%	50%	59%

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PCB
100%
PCB
63%
Assembly
31%
PCB
75%
Assembly
22%
Automotive
20%
Telecom
38%
Industrial &
Instrumentation
23%
Computer/
Datacom
7%
Defense/Aerospace
11%
Automotive
35%
Telecom
28%
Industrial &
Instrumentation
28%
Computer/Datacom
9%
Automotive
31%
Telecom
31%
Industrial &
Instrumentation
27%
Computer/
Datacom
9%
Defense/Aerospace
3%
Merix
Viasystems
Combined
▪ Stronger company has greater potential to grow Defense & Aerospace opportunity
▪ Creates a leading PCB company with opportunity for growth in E-M Solutions
Source: Based on Viasystems and Merix results from LTM (6/30/09) and LTM (8/29/09), respectively
¹Viasystems’ Milwaukee facility was closed May 2009.
Combined Company Serves Diverse
Markets
Closed
Facilities¹
5%
Closed
Facilities¹
4%

VIASYSTEMS merix

○	●	●
◐	◔	◐
●	●	●
●	●	●
○	●	●
●	○	●
○	●	●
●	○	●
●	○	●

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	Products	Viasystems	Merix	Combined
PCB	Prototyping / Quick Turn - North America
Quick Turn - Asia
2-8 Layer Volume
8-16 Layer Volume
24-50 Layer Volume - North America
24-50 Layer Volume - Asia
HDI Capability - North America
HDI Capability - Asia
Electro- Mechanical Solutions	Electro-Mechanical Solutions
Viasystems-Merix combination builds on each company’s strengths, creating an entity with a more diverse and complete product offering in PCB and E-M Solutions
Leading Technical Capabilities in Key
Geographies

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Strong Management Team
Selected Viasystems Management to Pro Forma Company
Name	Function	Years in PCB Industry	Years in Electronics Industry
David Sindelar	CEO	12	17
Timothy Conlon	COO	10	25
Jerry Sax	CFO	10	14
Richard Kampf	Sales and Marketing	10	28
Brian Barber	Operations	27	27
▪ Leadership team of pro forma entity has over 20 years of experience on average in the electronics industry
▪ Functional managers from both companies have had detailed discussions about what the best team would be moving forward
 – Objective is to take the best of both companies
Selected Merix Management to Pro Forma Company
Name	Function	Years in PCB Industry	Years in Electronics Industry
Steve Lach	Operations	23	25
Ed Peterson	Operations	24	28
Alfred Pang	Operations	18	18
Allen Muhich	Finance	4	18
Roger Michalowski	Sales and Marketing	15	15

Automotive
▪ Asian automotive market growth and transfer of European production to Asia
▪ Technology/fuel efficiency and hybrids
▪ U.S. and European market rebound
▪ Transfer of European production to Asia
Telecom
▪ Stable near-term growth
▪ Technology advancement growth
▪ Asian expansion
▪ U.S. stimulus spend
Computer/Datacom
▪ This segment is expected to be a significant growth driver over the next 3-5 years
 – New customer wins are beginning to ramp
 – New program wins are beginning to ramp
 – Supplier consolidation benefits
Industrial &
Instrumentation (I&I)
▪ Potential growth market - recent certification at Forest Grove facility
▪ Has been a focus for 18 months
▪ Opportunity to gain share in concentrated supplier base
Military /
Aerospace
Viasystems-Merix Growth Opportunities
▪ Stable overall market growth
▪ New products
▪ New datacom customers

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III. Financial Highlights

$214
$309
$391
$349
$254
2005A
2006A
2007A
2008A
LTM 8/29/09

EBITDA
EBITDA Margin
$20
9.3%
$39
12.6%
$25
6.3%
$15
4.2%
$5
1.9%
2005A
2006A
2007A
2008A
LTM 8/29/09

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Merix Annual Revenue and EBITDA
Revenue
EBITDA
Source: Public filings.
Note: Results include impact of Data Circuit Systems and EPC as of respective closing dates, and have been calendarized to a November 30th year end.
($ in millions)

$614
$735
$714
$713
$588
2005A
2006A
2007A
2008A
LTM 6/30/09

Adjusted EBITDA
EBITDA Margin
$49
$81
$98
$93
$63
7.9%
11.0%
13.7%
13.0%
10.7%
2005A
2006A
2007A
2008A
LTM 6/30/09

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Viasystems Annual Revenue and EBITDA
Revenue
Adjusted EBITDA
Source: Public filings.
Note: Revenue includes revenue from Milwaukee facility, which closed in May 2009.
($ in millions)

$828
$214
$614
$1,044
$309
$735
$1,105
$391
$714
$1,062
$349
$713
$842
$254
$588
2005A
2006A
2007A
2008A
LTM

$69
$20
$49
$120
$39
$81
$123
$25
$98
$107
$15
$93
$88
$20
$5
$63
2005A
2006A
2007A
2008A
LTM

$91
$6
$85
$72
$16
$56
$57
$20
$37
$80
$31
$49
$35
$10
$25
2005A
2006A
2007A
2008A
LTM
Viasystems
Merix
Synergies

Combined Financials
Combined Revenue
Combined Adjusted EBITDA
Combined Capex
Note: Viasystems revenue includes revenue from Milwaukee facility, which was closed in May 2009. Merix results have been calendarized to a November 30th year end.
($ in millions)

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Drivers of Identified Synergies
▪ Targeting cost synergies of ~$20mm per year
 – Synergies driven by reduction in duplicative corporate costs, material savings and other cost rationalization
 – Includes ~$11mm of corporate cost savings
 – Majority of cost savings initiated in the first 60 days post close
▪ Potential revenue synergies not included in pro forma projections

($ in millions)	Pro Forma Capitalization (6/30/2009)
Term Loan	$ 10
Senior Subordinated Notes	200
Capital Leases	5
Total Debt	**$ 215**
Cash and Cash Equivalents	40
Net Debt	**$ 175**
Total Debt / LTM EBITDA	3.2 x
Net Debt / LTM EBITDA	2.6 x
Total Debt / LTM EBITDA (incl. synergies)[1]	2.4 x
Net Debt / LTM EBITDA (incl. synergies)[1]	2.0 x

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Source: Viasystems and Merix public filings and management estimates. LTM figures for Merix and Viasystems are as of 8/29/09 and 6/30/09, respectively.
1 Includes run-rate synergies of $20mm.
Pro Forma Capitalization

Investment Highlights
▪ Merger Creates Leader in Printed Circuit Board Industry
▪ Combination of US Prototyping and Leading Volume Capabilities in China
▪ Serves Blue Chip Customers in Diverse Markets
▪ Leading Technical Capabilities in Key Geographies
▪ Strong Management Team
▪ Stronger Balance Sheet
▪ Attractive Financial Profile